Filed Pursuant to Rule 433
Registration No. 333-158385
December 7, 2011
FREE WRITING PROSPECTUS
(To Prospectus dated April 2, 2009 and
Prospectus Supplement dated April 9, 2009)

HSBC USA Inc.
Buffered Accelerated Market Participation Securities™ ("AMPS")

▸ Buffered AMPS™ linked to the performance of the U.S. Dollar relative to the euro

▸ 2-year maturity

▸ 1.5x exposure to any appreciation in the U.S. Dollar, subject to a maximum return

▸ Protection from the first 10% of any losses in the Reference Asset, subject to the credit risk of HSBC USA Inc.

The Buffered Accelerated Market Participation Securities™ ("AMPS" or, each a "security" and collectively the "securities") offered hereunder are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and include investment risks including possible loss of the Principal Amount invested due to the credit risk of HSBC USA Inc.

The AMPS will not be listed on any U.S. securities exchange or automated quotation system.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this document, prospectus or prospectus supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the securities. HSBC Securities (USA) Inc. will purchase the securities from us for distribution to other registered broker dealers or will offer the securities directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which to this free writing prospectus relates in market-making transactions in any securities after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

Investment in the securities involves certain risks. You should refer to "Risk Factors" beginning on page FWP-8 of this document and page S-3 of the accompanying prospectus supplement.

	Price to Public	Fees and Commissions[1]	Proceeds to Issuer
Per security	$1,000		
Total			

[1]HSBC USA Inc. or one of our affiliates may pay varying discounts and commissions of up to 1.00% per $1,000 Principal Amount of securities in connection with the distribution of the securities, which may consist of selling concessions of up 1.00%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-14 of this free writing prospectus.

HSBC

HSBC USA Inc.

Buffered Accelerated Market Participation Securities™ (AMPS)
Linked to the performance of the U.S. Dollar relative to the euro

.

Indicative Terms*

Principal Amount	$1,000 per security
Term	2 years
Reference Asset	U.S. Dollar per one euro (each, an "Underlying Currency" and together the "Underlying Currencies")
Upside Participation Rate	150% (1.5x) exposure to any positive Reference Return, subject to the Maximum Cap
Buffer Level	-10%
Maximum Cap	10.00% to 15.00% (to be determined on the Trade Date)
Payment at Maturity per security	**If the Reference Return is greater than zero**, you will receive the lesser of: a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and b) $1,000 + ($1,000 × Maximum Cap). **If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level:** $1,000 (zero return). **If the Reference Return is less than the Buffer Level:** $1,000 + [$1,000 × (Reference Return + 10%)]. For example, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount. If the Reference Return is less than the Buffer Level, you may lose up to 90% of your investment.
Reference Return	$\dfrac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$
Spot Rate	See page FWP-4
Final Spot Rate	See page FWP-4
Initial Spot Rate	See page FWP-4
Pricing Date	December , 2011
Trade Date	December , 2011
Settlement Date	December , 2011
Final Valuation Date†	December , 2013
Maturity Date†	December , 2013
CUSIP	4042K1UG6

* As more fully described on page FWP-4.
†Subject to adjustment as described under "Market Disruption Events" on page FWP-14.

The AMPS™

For investors who believe the U.S. Dollar will appreciate, as compared to the euro, over the term of the AMPS, the AMPS provide an opportunity for accelerated returns (subject to a Maximum Cap). If the Reference Return is below the Buffer Level, then the AMPS provide 1:1 exposure to any depreciation in the U.S. Dollar relative to the euro beyond -10%.

If the U.S. Dollar appreciates relative to the euro over the term of the securities, you will realize 150% (1.5x) of such appreciation up to the Maximum Cap. Should the U.S. Dollar depreciate relative to the euro, you will lose 1% of your investment for every 1% decline beyond the -10% Buffer Level.

The offering period for the AMPS is through December   , **2011**



Payoff Example

The table at right shows the hypothetical payout profile of an investment in the securities reflecting the 150% (1.5x) Upside Participation Rate and assumes a Maximum Cap of 10.00%. The actual Maximum Cap will be determined on the Trade Date and will not be less than 10.00% or greater than 15.00%.

Reference Return	Participation in Reference Asset	AMPS Return
20%	1.5x upside exposure, subject to Maximum Cap	10%
8%		10%
4%	1.5x upside exposure	6%
2%		3%
-5%	Buffer of -10%	0%
-10%		0%
-20%	1x Loss Beyond Buffer	-10%
-45%		-35%

Information about the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on exchange rates of the U.S. Dollar relative to the euro from December 6, 2006 through December 6, 2011. The exchange rate on December 6, 2011 was 1.3401. We obtained the exchange rates below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Return.



USD per EUR

HSBC USA Inc.
Buffered Accelerated Market Participation Securities^{TM} (AMPS)



Linked to the performance of the U.S. Dollar relative to the euro

The offering of securities will have the terms described in this free writing prospectus, prospectus supplement and prospectus. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the securities and, if the Reference Return is negative, lose up to 90% of your principal.**

This free writing prospectus relates to an offering of securities linked to the performance of the U.S. Dollar relative to the euro (the "Reference Asset"). The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of securities:

Issuer:	HSBC USA Inc.
Issuer Rating:	A+ (S&P), A1 (Moody's), AA (Fitch)[†]
Principal Amount:	$1,000 per security
Reference Asset:	U.S. Dollar per one euro (each, an "Underlying Currency" and together the "Underlying Currencies")
Pricing Date:	December , 2011
Trade Date:	December , 2011
Original Issue Date:	December , 2011
Final Valuation Date:	December , 2013. The Final Valuation Date is subject to adjustment as described herein under "Market Disruption Events".
Maturity Date:	business days after the Final Valuation Date, which is expected to be December , 2013. The Maturity Date is subject to adjustment as described herein under "Market Disruption Events".
Upside Participation Rate:	150%
Maximum Cap:	10.00% to 15.00% (to be determined on the Trade Date)
Payment at Maturity:	On the Maturity Date, for each security, we will pay you the Final Settlement Value.
Final Settlement Value:	**If the Reference Return is greater than zero,** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:
	(a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and
	(b) $1,000 + ($1,000 × Maximum Cap).
	If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).
	If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:
	$1,000 + [$1,000 × (Reference Return + 10%)].
	Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, because the buffer protects the first 10% of loss, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount. **If the Reference Return is less than the Buffer Level, you may lose up to 90% of your investment.**
Reference Return:	The quotient, expressed as a percentage, calculated as follows:
	Initial Spot Rate – Final Spot Rate —————————————————— Initial Spot Rate
Spot Rate:	The Spot Rate on each date of calculation will be the euro/U.S. Dollar rate, expressed as the amount of U.S. Dollars per one euro, for settlement on the same day, as reported on Reuters page "ECB37", or any successor page, at approximately 1:15 p.m. in London on such date of calculation. The Spot Rate is subject to the provisions set forth herein under "Market Disruption Events".
Buffer Level:	-10%
Final Spot Rate:	The Spot Rate as determined by the calculation agent in its sole discretion on the Final Valuation Date.

Initial Spot Rate:	The Spot Rate as determined by the calculation agent in its sole discretion on the Pricing Date.
Form of securities:	Book-Entry
Listing:	The securities will not be listed on any U.S. securities exchange or quotation system.
CUSIP / ISIN:	4042K1UG6 /

[†] A credit rating reflects the creditworthiness of HSBC USA Inc. and is not a recommendation to buy, sell or hold securities, and it may be subject to revision or withdrawal at any time by the assigning rating organization. The securities themselves have not been independently rated. Each rating should be evaluated independently of any other rating.

GENERAL

This free writing prospectus relates to an offering of securities linked to the Reference Asset identified on the cover page. The purchaser of a security will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of securities relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or as to the suitability of an investment in the securities.

You should read this document together with the prospectus dated April 2, 2009 and the prospectus supplement dated April 9, 2009. If the terms of the securities offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-8 of this free writing prospectus and page S-3 of the prospectus supplement, as the securities involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the securities. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420409019785/v145824_424b2.htm
- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000104746909003736/a2192100zs-3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the securities. You may revoke your offer to purchase the securities at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the securities prior to their issuance. In the event of any material changes to the terms of the securities, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each security you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Reference Return is greater than zero, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, equal to the lesser of:

    (a) $1,000 + ($1,000 × Reference Return × Upside Participation Rate); and

    (b) $1,000 + ($1,000 × Maximum Cap).

If the Reference Return is less than or equal to zero but greater than or equal to the Buffer Level, you will receive $1,000 per $1,000 Principal Amount of securities (zero return).

If the Reference Return is less than the Buffer Level, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount of securities, calculated as follows:

    $1,000 + [$1,000 × (Reference Return + 10%)].

Under these circumstances, you will lose 1% of the Principal Amount of your securities for each percentage point that the Reference Return is below the Buffer Level. For example, because the buffer protects the first 10% loss, subject to the credit risk of HSBC, if the Reference Return is -30%, you will suffer a 20% loss and receive 80% of the Principal Amount. **You should be aware that if the Reference Return is less than the Buffer Level, you may lose up to 90% of your investment.**

Interest

The securities will not pay periodic interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the securities.

Trustee

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, the securities will be issued under the senior indenture dated March 31, 2009, between HSBC USA Inc., as Issuer, and Wells Fargo Bank, National Association, as trustee. Such indenture has substantially the same terms as the indenture described in the accompanying prospectus supplement.

Paying Agent

Notwithstanding anything contained in the accompanying prospectus supplement to the contrary, HSBC Bank USA, N.A. will act as paying agent with respect to the securities pursuant to a Paying Agent and Securities Registrar Agreement dated June 1, 2009, between HSBC USA Inc. and HSBC Bank USA, N.A.

INVESTOR SUITABILITY

The securities may be suitable for you if:

- You seek an investment with an enhanced return linked to the performance of the Reference Asset and you believe the U.S. Dollar will appreciate, relative to the euro, over the term of the securities, but not by more than the Maximum Cap as leveraged by the Upside Participation Rate.
- You are willing to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.
- You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is less than -10%.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the securities to maturity.
- You are comfortable with the creditworthiness of HSBC, as issuer of the securities.

The securities may not be suitable for you if:

- You believe the Reference Return will be negative or that the Reference Return will not be sufficiently positive to provide you with your desired return.
- You are unwilling to invest in the securities based on the Maximum Cap indicated herein, which may limit your return at maturity.
- You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Reference Return is below -10%.
- You seek an investment that provides a full return of principal.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the securities to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as issuer of the securities.

RISK FACTORS

We urge you to read the section "Risk Factors" on page S-3 in the accompanying prospectus supplement. Investing in the securities is not equivalent to investing directly in the Reference Asset or the Underlying Currencies. You should understand the risks of investing in the securities and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the securities in light of your particular financial circumstances and the information set forth in this free writing prospectus, prospectus supplement and prospectus.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement including the explanation of risks relating to the securities described in the following sections:

▶ "— Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—Additional Risks Relating to Notes That Are Denominated In or Indexed to a Foreign Currency or With a Reference Asset That Is a Foreign Currency or a Contract or Index Relating Thereto" in the prospectus supplement; and

▶ "—Additional Risks Relating to Notes With a Maximum Limitation, Maximum Rate, Ceiling or Cap" in the prospectus supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the securities may result in a loss.
You will be exposed to negative Reference Returns beyond the Buffer Level of -10%. Accordingly, if the Reference Return is less than -10%, your Payment at Maturity will be less than the Principal Amount of your securities. You may lose up to 90% of your investment at maturity if the Reference Return is negative.

The appreciation on the securities is limited by the Maximum Cap.
You will not participate in any appreciation in the U.S. Dollar, relative to the euro, (as magnified by the Upside Participation Rate) beyond the Maximum Cap of between 10.00% to 15.00% (to be determined on the Trade Date). You will not receive a return on the securities greater than the Maximum Cap.

Credit risk of HSBC USA Inc.
The securities are senior unsecured debt obligations of the issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the securities will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the securities, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the securities and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the securities.

The securities will not bear interest.
As a holder of the securities, you will not receive periodic interest payments.

Currency markets may be volatile.

Currency markets may be highly volatile, particularly in relation to emerging or developing nations' currencies, and, in certain market conditions, also in relation to developed nations' currencies. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the level of the euro and the value of your securities in varying ways, and different factors may cause the level of the euro and the volatility of their prices to move in inconsistent directions at inconsistent rates.

Legal and regulatory risks.

Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Reference Asset and, consequently, the value of the securities.

If the liquidity of the Underlying Currencies is limited, the value of the securities would likely be impaired.

Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity on the Final Valuation Date may have an adverse effect on the Reference Asset, and therefore, on the return on your securities. Limited liquidity relating to the Underlying Currencies may also result in HSBC USA Inc., as Calculation Agent, being unable to determine the Reference Return using its normal means. The resulting discretion by the Calculation Agent in determining the Reference Return could, in turn, result in potential conflicts of interest.

We have no control over exchange rates.

Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in a security that is linked to an exchange rate.

Economic and market factors will impact the value of the securities.

We expect that, generally, the exchange rates for the Underlying Currencies on any day will affect the value of the securities more than any other single factor. However, you should not expect the value of the securities in the secondary market to vary in proportion to the appreciation or depreciation of the U.S. Dollar relative to the euro. The value of the securities will be affected by a number of other factors that may either offset or magnify each other, including:

- the expected volatility of the Underlying Currencies;

- the time to maturity of the securities;

- the volatility of the exchange rate between the Underlying Currencies;

- interest and yield rates in the market generally and in the markets of the Underlying Currencies;

- a variety of economic, financial, political, regulatory or judicial events;

- supply and demand for the securities; and

- our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Market disruptions may adversely affect your return.

The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from determining the Reference Return in the manner described herein, and calculating the amount that we are required to pay you upon maturity, or from properly hedging its obligations under the securities. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or both currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or any of our affiliates from properly hedging our obligations under the securities or prevents the Calculation Agent from determining the Reference Return or Payment at Maturity in the ordinary manner, the Calculation Agent will determine the Reference Return or Payment at Maturity in good faith and in a commercially reasonable manner, and it is possible that the Final Valuation Date and the Maturity Date will be postponed, which may adversely affect the return on your securities. For example, if the source for the Reference Asset is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for such date, and such determination may adversely affect the return on your securities.

Historical performance of the Reference Asset should not be taken as an indication of the future performance of the Reference Asset during the term of the securities.

It is impossible to predict whether the Spot Rate for the Reference Asset will rise or fall. The Reference Asset will be influenced by complex and interrelated political, economic, financial and other factors.

The securities are not insured by any governmental agency of the United States or any other jurisdiction.

The securities are not deposit liabilities or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the securities is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the securities.

Certain built-in costs are likely to adversely affect the value of the securities prior to maturity.

While the Payment at Maturity described in this free writing prospectus is based on the full Principal Amount of your securities, the original issue price of the securities includes the placement agent's commission and the estimated cost of HSBC hedging its obligations under the securities. As a result, the price, if any, at which HSBC Securities (USA) Inc. will be willing to purchase securities from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the Maturity Date could result in a substantial loss to you. The securities are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your securities to maturity.

The securities lack liquidity.

The securities will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the securities in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the securities easily. Because other dealers are not likely to make a secondary market for the securities, the price at which you may be able to trade your securities is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the securities.

Potential conflicts.

HSBC and its affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and hedging our obligations under the securities. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the securities. We will not have any obligation to consider your interests as a holder of the securities in taking any action that might affect the value of your securities.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the level of the Reference Asset. We cannot predict the Final Spot Rate of the Reference Asset. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your securities. With respect to the securities, the Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in securities for a hypothetical range of performance for the Reference Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Security" as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of securities to $1,000. The potential returns described here assume that your securities are held to maturity. You should consider carefully whether the securities are suitable to your investment goals. The following table and examples reflect the following:

▸ Principal Amount: $1,000

▸ Initial Spot Rate: 1.3401

▸ Upside Participation Rate: 150%

▸ Maximum Cap: 10.00% (the actual Maximum Cap will be determined on the Trade Date and will not be less than 10.00% or greater than 15.00%)

Hypothetical Final Spot Rate	Hypothetical Reference Return	Hypothetical Payment at Maturity	Hypothetical Return on the Security
0.0000	100.00%	$1,100.00	10.00%
0.2680	80.00%	$1,100.00	10.00%
0.5360	60.00%	$1,100.00	10.00%
0.8041	40.00%	$1,100.00	10.00%
0.9381	30.00%	$1,100.00	10.00%
1.0721	20.00%	$1,100.00	10.00%
1.1391	15.00%	$1,100.00	10.00%
1.2061	10.00%	$1,100.00	10.00%
1.2507	6.67%	$1,100.00	10.00%
1.2731	5.00%	$1,075.00	7.50%
1.3133	2.00%	$1,030.00	3.00%
1.3267	1.00%	$1,015.00	1.50%
1.3401	0.00%	$1,000.00	0.00%
1.3535	-1.00%	$1,000.00	0.00%
1.3669	-2.00%	$1,000.00	0.00%
1.4071	-5.00%	$1,000.00	0.00%
1.4741	-10.00%	$1,000.00	0.00%
1.5411	-15.00%	$950.00	-5.00%
1.6081	-20.00%	$900.00	-10.00%
1.7421	-30.00%	$800.00	-20.00%
1.8761	-40.00%	$700.00	-30.00%
2.1442	-60.00%	$500.00	-50.00%
2.4122	-80.00%	$300.00	-70.00%
2.6802	-100.00%	$100.00	-90.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the securities.

Example 1: The U.S. Dollar, relative to the euro, appreciates from the Initial Spot Rate of 1.3401 to a Final Spot Rate of 1.3133.

Reference Return:	2.00%
Final Settlement Value:	**$1,030.00**

Because the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate is less than the Maximum Cap, the Final Settlement Value would be $1,030.00 per $1,000 Principal Amount of securities, calculated as follows:

$1,000 + ($1,000 × Reference Return × Upside Participation Rate)

= $1,000 + ($1,000 × 2.00% × 150%)

= $1,030.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Reference Return multiplied by 150% when such Reference Return is positive and is equal to or less than the Maximum Cap.

Example 2: The U.S. Dollar, relative to the euro, appreciates from the Initial Spot Rate of 1.3401 to a Final Spot Rate of 1.0721.

Reference Return:	20.00%
Final Settlement Value:	**$1,100.00**

Because the Reference Return is positive and such Reference Return multiplied by the Upside Participation Rate is greater than the Maximum Cap, the Final Settlement Value would be $1,100.00 per $1,000 Principal Amount of securities, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Maximum Cap})$$
$$= \$1,000 + (\$1,000 \times 10.00\%)$$
$$= \$1,100.00$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Maximum Cap when the Reference Return is positive and if such Reference Return multiplied by 150% exceeds the Maximum Cap.

Example 3: The U.S. Dollar, as compared to the euro, depreciates from the Initial Spot Rate of 1.3401 to a Final Spot Rate of 1.4071.

Reference Return:	-5.00%
Final Settlement Value:	**$1,000.00**

Because the Reference Return is less than zero but greater than the Buffer Level, the Final Settlement Value would be $1,000.00 per $1,000 Principal Amount of securities (a zero return).

Example 4: The U.S. Dollar, as compared to the euro, depreciates from the Initial Spot Rate of 1.3401 to a Final Spot Rate of 1.8761.

Reference Return:	-40.00%
Final Settlement Value:	**$700.00**

Here, the Reference Return is -40.00%. Because the Reference Return is less than the Buffer Level of -10%, the Final Settlement Value would be $700.00 per $1,000 Principal Amount of securities, calculated as follows:

$$\$1,000 + [\$1,000 \times (\text{Reference Return} + 10\%)]$$
$$= \$1,000 + [\$1,000 \times (-40.00\% + 10\%)]$$
$$= \$700.00$$

Example 4 shows that you are exposed on a 1-to-1 basis to decreases in the Reference Asset beyond the Buffer Level of -10%. YOU MAY LOSE UP TO 90% OF THE PRINCIPAL AMOUNT OF YOUR SECURITIES.

THE REFERENCE ASSET

The following graph sets forth the historical performance of the Reference Asset based on exchange rates of the U.S. Dollar relative to the euro from December 6, 2006 through December 6, 2011. The exchange rate on December 6, 2011 was 1.3401. We obtained the exchange rates below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Reference Return.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the Final Spot Rate. We cannot give you assurance that the performance of the Reference Asset will result in the return of your initial investment. The closing exchange rates in the graph below were the rates reported by Bloomberg Professional Service and may not be indicative of the Reference Asset performance using the Spot Rate that would be derived from the applicable Reuters page.



SPOT RATE

The Spot Rate on each date of calculation will be the Euro/U.S. Dollar rate, expressed as the amount of U.S. Dollars per one euro, for settlement on the same day, as reported on Reuters page "ECB37", or any successor page, at approximately 1:15 p.m. in London on such date of calculation. The Spot Rate is subject to the provisions set forth herein under "Market Disruption Events".

If foregoing Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner or the Final Valuation Date may be postponed by the Calculation Agent as described below in "Market Disruption Events."

MARKET DISRUPTION EVENTS

The Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents it from valuing the Reference Asset or the Payment at Maturity in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or both Underlying Currencies. If the Calculation Agent, in its sole discretion, determines that any of these events prevents us or our affiliates from properly hedging our obligations under the securities or prevents the Calculation Agent from determining such value or amount in the ordinary manner on such date, the Calculation Agent may determine such value or amount in good faith and in a commercially reasonable manner on such date or, in the discretion of the Calculation Agent, the Final Valuation Date, and Maturity Date may be postponed for up to five scheduled trading days, each of which may adversely affect the return on your securities. If the Final Valuation Date has been postponed for five consecutive scheduled trading days, then that fifth scheduled trading day will be the Final Valuation Date and the Calculation Agent will determine the level of the Reference Asset using the formula for and method of determining such level which applied just prior to the market disruption event or in good faith and in a commercially reasonable manner on such date.

EVENTS OF DEFAULT AND ACCELERATION

If the securities have become immediately due and payable following an event of default (as defined in the accompanying prospectus) with respect to the securities, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Reference Return (including the Final Spot Rate). The accelerated Maturity Date will be the third business day following the accelerated Final Valuation Date (including the Final Spot Rate).

If the securities have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the securities. For more information, see "Description of Debt Securities — Events of Default" and "— Events of Default; Defaults" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the securities. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the securities from HSBC for distribution to other registered broker dealers or will offer the securities directly to investors. HSBC Securities (USA) Inc. proposes to offer the securities at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of up to 1.00%, or $10.00, per $1,000 Principal Amount of securities. HSBC Securities (USA) Inc. may allow selling concessions on sales of such securities by other brokers or dealers of up to 1.00%, or $10.00, per $1,000 Principal Amount of securities.

An affiliate of HSBC has paid or may pay in the future an amount to broker dealers in connection with the costs of the continuing implementation of systems to support these securities.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the securities, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See 'Supplemental Plan of Distribution' on page S-52 in the prospectus supplement. All references to NASD Rule 2720 in the prospectus supplement shall be to FINRA Rule 5121.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the securities, and therefore significant aspects of the tax treatment of the securities are uncertain as to both the timing and character of any inclusion in income in respect of the securities. Under one approach, a security should be treated as a pre-paid forward or other executory contract with respect to the Reference Asset. We intend to treat the securities consistent with this approach. Pursuant to the terms of the securities, you agree to treat the securities under this approach for all U.S. federal income tax purposes. Notwithstanding any disclosure in the accompanying prospectus supplement to the contrary, our special U.S. tax counsel in this transaction is Sidley Austin LLP. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Sidley Austin LLP, it is reasonable to treat a security as a pre-paid forward or other executory contract with respect to the Reference Asset. Assuming this characterization is respected, upon a sale or exchange of a security (including redemption of the securities at maturity), you should recognize gain or loss equal to the difference between the amount realized on the sale, exchange or redemption and your tax basis in the security, which should equal the amount you paid to acquire the security. Your gain or loss will generally be ordinary income or loss (as the case may be) for U.S. federal income tax purposes. However, holders of certain forward contracts, futures contracts or option contracts generally are entitled to make an election under Section 988 of the Internal Revenue Code of 1986, as amended (the "Code") to treat ordinary gain or loss realized with respect to such instruments as capital gain or loss (a "Section 988 Capital Treatment Election"). Although the matter is uncertain, we believe that it would be reasonable to treat the Section 988 Capital Treatment Election as being available to the securities. Assuming that the Section 988 Capital Treatment Election is available, if you make this election before the close of the day on which you acquire a security, all gain or loss you recognize on a sale or exchange of that security should be treated as long-term capital gain or loss, provided that you have held the security for more than one year at such time for U.S. federal income tax purposes. A U.S. Holder (as defined in the accompanying prospectus supplement) must make the Section 988 Capital Treatment Election with respect to a security by (a) clearly identifying the transaction on its books and records on the date the transaction is entered into as being subject to this election and either (b) filing the relevant statement verifying this election with the U.S. Holder's U.S. federal income tax return or (c) otherwise obtaining independent verification as set forth in the Treasury Regulations promulgated under Section 988 of the Code. You should consult your tax adviser regarding the U.S. tax considerations with respect to an investment in the securities, as well as the availability, mechanics and consequences of a Section 988 Capital Treatment Election.

Due to the absence of authorities that directly address the proper characterization of the securities, no assurance can be given that the Internal Revenue Service (the "IRS") will accept, or that a court will uphold, this characterization and tax treatment of the securities, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. For example, the securities could be treated either as "foreign currency contracts" within, the meaning of Section 1256 of the Code or as "contingent payment debt instruments", as discussed in the section entitled "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

In 2007, the IRS released a revenue ruling holding that a financial instrument with some arguable similarity to the securities is properly treated as a debt instrument denominated in a foreign currency. The securities are distinguishable in meaningful respects from the instruments described in the revenue ruling. If, however, the reach of the revenue ruling were to be extended, it could materially and adversely affect the tax consequences of an investment in the securities for U.S. Holders, possibly with retroactive effect.

For a discussion of the U.S. federal income tax consequences of your investment in a security, please see the discussion under "Certain U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

TABLE OF CONTENTS
Free Writing Prospectus

Prospectus Supplement

Prospectus

HSBC USA Inc.

$ Buffered Accelerated Market Participation Securities Linked to the Performance of the U.S. Dollar relative to the euro

December 7, 2011

FREE WRITING PROSPECTUS